May 31, 2006

Mr. William C. Weldon
Chairman, Board of Directors and Chief Executive Officer
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

> **Re:** **Johnson & Johnson**
> **Form 10-K for Fiscal Year Ended January 1, 2006**
> **File No. 1-03215**

Dear Mr. Weldon:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 1, 2006

Exhibit 13: Annual Report

Management's Discussion and Analysis of Results of Operations and Financial Condition

Critical Accounting Policies and Estimates, page 36

1.   We believe that your disclosure related to estimates that reduce gross pharmaceutical revenue such as rebates, sales incentives, trade promotions, coupons, product returns, chargebacks, and other discounts and allowances could be improved. Please provide us the following information in a disclosure-type format:

    a.   The nature and amount of each accrual at the balance sheet date.

b. The factors that you consider in estimating each accrual. Discuss all material assumptions such as, but not limited to, historical product returns, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

c. To the extent that information you consider in b. is quantifiable, provide both quantitative and qualitative information and discuss to what extent information is from external sources; such as end-customer prescription demand, third-party market research data, wholesaler inventory levels, etc. For example, in discussing your estimate of potential product returns please explain, preferably by major product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the balance sheet date.

d. The effect that reasonably likely changes to your assumptions could have on your financial statements. In this regard, please quantify the reasonably likely change in your assumptions and the dollar impact it would have on your recognized reserves.

e. A roll forward of the accrual for each estimate for each period presented showing the following:

- Beginning balance,
- Current provision related to sales made in current period,
- Current provision related to sales made in prior periods,
- Actual returns or credits in current period related to sales made in current period,
- Actual returns or credits in current period related to sales made in prior periods, and
- Ending balance.

f. If applicable, any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

g. Regarding your discussion of results of operations for the period to period variations in revenue, include the amount of and reason for fluctuations for each type of reduction of gross revenue, including the effect that changes in your estimates of these items had on your revenues and operations.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant